# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LIQUIDITY SERVICES INC, CIK 0001235468
CUSIP: 53635B107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6931 ARLINGTON ROAD, SUITE 460, BETHESDA, Maryland (MD), 20814
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001106565

## Reporting persons
- STALEY CAPITAL ADVISERS INC: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 1,300,000; shared voting power 0; sole dispositive power 1,300,000; shared dispositive power 0; aggregate amount beneficially owned 1,300,000 (4.2% of the class)
- John A. Staley, IV.: type of reporting person: individual (IN); sole voting power 1,300,000; shared voting power 0; sole dispositive power 1,300,000; shared dispositive power 0; aggregate amount beneficially owned 1,300,000 (4.2% of the class)
- William F. Stotz: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 1,327,800; shared voting power 0; sole dispositive power 1,327,800; shared dispositive power 0; aggregate amount beneficially owned 1,327,800 (4.3% of the class)
- James D. Roberge: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 1,421,000; shared voting power 0; sole dispositive power 1,421,000; shared dispositive power 0; aggregate amount beneficially owned 1,421,000 (4.6% of the class)
- Brian M. McInerney: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 1,300,000; shared voting power 0; sole dispositive power 1,300,000; shared dispositive power 0; aggregate amount beneficially owned 1,300,000 (4.2% of the class)
- Andrew J. Roberge: type of reporting person: individual (IN); citizenship or place of organization: Pennsylvania (PA); sole voting power 1,320,270; shared voting power 0; sole dispositive power 1,320,270; shared dispositive power 0; aggregate amount beneficially owned 1,320,270 (4.3% of the class)

## Item 1. Issuer
Name of issuer: LIQUIDITY SERVICES INC
Address of issuer's principal executive offices: 6931 ARLINGTON ROAD, SUITE 460, BETHESDA, MARYLAND, 20814

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by the following parties, collectively, "Reporting Persons"

Staley Capital Advisers, Inc. a Pennsylvania corporation and registered investment adviser
Mr. John A. Staley IV, Founding Partner
Mr. William F. Stotz, Senior Managing Director
Mr. James D. Roberge, Chief Investment Officer
Mr. Brian M. McInerney, President
Mr. Andrew J. Roberge, Vice President
Address of principal business office or, if none, residence:
The principal business address for the Reporting Persons is:

One Oxford Centre, Suite 3950, Pittsburgh, PA 15219
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The ownership information contained in each Reporting Person's cover page to this Schedule 13G/A is incorporated by reference into this Item 4. Such information is based upon 30,741,216 shares issued and outstanding as of December 9, 2024, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on December 12, 2024.
Percent of class: The information contained in each Reporting Person's cover page to this Schedule 13G/A is incorporated by reference into this Item 4.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i-iv) is set forth in Rows 5-8 of the Cover Page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(i-iv) is set forth in Rows 5-8 of the Cover Page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(i-iv) is set forth in Rows 5-8 of the Cover Page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(i-iv) is set forth in Rows 5-8 of the Cover Page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Mr. Staley, Mr. Stotz, Mr. McInerney and Mr. James Roberge each a Controlling Person of Staley Capital Advisers who may be deemed pursuant to Rule 13d3 of the Securities Exchange Act of 1934, as amended, to be the beneficial owners of all common stock owned by Staley Capital clients for whom Staley Capital exercises discretion with respect to voting or disposition of the issuer's shares. The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2025, a copy of which is filed as an Exhibit to this Schedule 13G, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the Securities and Exchange Act of 1934.

## Signatures
- STALEY CAPITAL ADVISERS INC: Brian M. McInerney, President (02/13/2025)
- John A. Staley, IV.: John A. Staley, IV., Founding Partner (02/13/2025)
- William F. Stotz: William F. Stotz, Senior Managing Director (02/13/2025)
- James D. Roberge: James D. Roberge, Chief Investment Officer (02/13/2025)
- Brian M. McInerney: Brian M. McInerney, President (02/13/2025)
- Andrew J. Roberge: Andrew J. Roberge, Vice President (02/13/2025)